August 18, 2006

VIA EDGAR & U.S. MAIL

Mr. Ryan Rohn
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20459
Mail Stop 0304

Re:	Bio Solutions Manufacturing, Inc.
Form 8-K filed on August 10, 2006

Dear Mr. Rohn:

On behalf of our client, Bio Solutions Manufacturing, Inc., a New York corporation (“Bio Solutions”), we are writing in response to the comments of the SEC staff delivered by way of its letter dated August 11, 2006. Set forth below are Bio Solutions’ responses to the staff’s comments, numbered in a manner to correspond to the order to which the staff’s comments were delivered.

SEC Comment No. 1: Please revise your filing to state if the change in accountants was recommended or approved by the board of directors or an audit or similar committee of the board of directors. Refer to Item 304(a)(1)(iii) of Regulation S-B.

Response: Bio Solutions does not believe that Item 304(a)(1)(iii) requires additional disclosure under these circumstances, as the accountants resigned, and accordingly, it is evidenced on its face that the board of directors was not involved with the decision. Nevertheless, Bio Solutions is amending the 8-K to add the following language:

“The decision of Baum & Company, P.A. to resign as our independent accountants was neither recommended nor approved by our board of directors, as such decision was made solely by Baum & Company, P.A.”

SEC Comment No. 2: To the extent that you make changes to the Form 8-K to comply with our comment, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: As discussed on the telephone with you, and with your concurrence, Bio Solutions has not filed an updated Exhibit 16 letter, as the change made was not material enough to require an updated letter.

On behalf of Bio Solutions, please be advised that the company has endeavored to respond fully to each of the Staff’s comments. We acknowledge and understand that any

Ms. Cicely Luckey

Securities and Exchange Commission

April 1, 2005

comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, Bio Solutions acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Bio Solutions may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to either of the above-referenced filings. You can contact our securities counsel, Spectrum Law Group, at (949) 851-4300. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ David S. Bennett

David S. Bennett,
President

DB:wfr
cc:	Spectrum Law Group (via facsimile)
Baum & Company (via facsimile)